[Letterhead of Baidu.com, Inc.]
September 11, 2008
VIA EDGAR AND FACSIMILE
Ms. Kathleen Collins, Accounting Branch Chief
Ms. Megan Akst, Senior Staff Accountant
Mr. Patrick Gilmore, Senior Staff Accountant
Ms. Katherine Wray, Staff Attorney
Mr. David Orlic, Legal Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Baidu.com, Inc. (the “Company”) Form 20-F for the fiscal year ended December 31, 2007 filed on June 5, 2008 (File No. 000-51469) (the “Form 20-F for 2007”)
Dear Ms. Collins, Ms. Akst, Mr. Gilmore, Ms. Wray and Mr. Orlic,
     This letter sets forth the Company’s response to the comment contained in the letter dated September 10, 2008 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 20-F for 2007. The comment is repeated below and followed by the response thereto.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders, page 105
     1. We note your response to comment 1 from our letter of July 30, 2008. Please confirm that, in future annual reports on Form 20-F, you will disclose the number of record holders of your ordinary shares in the United States, as required by Item 7.A.2 of Form 20-F. You may wish to supplement the required disclosure in your filing by stating that, while the number of record holders of your ordinary shares in the United States is as disclosed, the number of beneficial owners of your ADSs in the United States could potentially be larger than that.
     The Company confirms that, in future annual reports on Form 20-F, it will disclose the number of record holders of its ordinary shares in the United States, as required by Item 7.A.2 of Form 20-F. In addition, the Company will adopt the Staff’s suggestion to supplement the required disclosure in its future Form 20-F filings by stating that the number of beneficial owners of its ADSs in the United States could potentially be larger than the number of record holders of its ordinary shares in the United States as disclosed.

     The Company hereby acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any additional questions or comments regarding the Form 20-F for 2007, please contact the undersigned at (8610) 8262-1188 Ext. 8807 or the Company’s U.S. counsel, Julie Gao of Latham & Watkins LLP at (852) 2912-2535. Thank you.

Very truly yours,
/s/ Jennifer Li
Jennifer Li
Chief Financial Officer

cc:	Robin Yanhong Li, Chairman and Chief Executive Officer, Baidu.com, Inc. Z. Julie Gao, Esq., Latham & Watkins LLP, Hong Kong Joe Tsang, Partner, Ernst & Young Hua Ming, Beijing

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